Filed Pursuant to Rule 424(b)(3)
                                                    Registration No. 333-109057

PROSPECTUS

                              AGERE SYSTEMS INC.

                               9,108,125 SHARES

                             CLASS A COMMON STOCK

     The 9,108,125 shares of our Class A common stock offered by this prospectus were originally issued by us in connection with our acquisition of Massana Limited. All the shares of our Class A common stock offered by this prospectus may be sold from time to time by or on behalf of certain Agere stockholders. See "Selling Stockholders" and "Plan of Distribution." The shares were originally issued in an offering exempt from the registration requirements of the Securities Act of 1933. In connection with the acquisition of Massana Limited, we agreed to register the shares of our Class A common stock offered by this prospectus. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

     SEE "RISK FACTORS" BEGINNING ON PAGE 1 TO READ ABOUT RISKS YOU SHOULD CONSIDER BEFORE BUYING OUR CLASS A COMMON STOCK.

     Our Class A common stock, including the shares offered hereby, is listed in the United States on the New York Stock Exchange under the symbol AGR.A. The closing sale price of the Class A common stock on the New York Stock Exchange on October 2, 2003 was $3.23 per share.

     The selling stockholders may sell all or a portion of the shares offered hereby from time to time through public or private transactions on or off the New York Stock Exchange, in negotiated transactions or otherwise, and at prevailing market prices or negotiated prices, all as more fully described under "Plan of Distribution."

     You should rely only on the information contained in this prospectus, including the information in the documents incorporated by reference. We have not, and no dealer or salesman has, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and no dealer or salesman is, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

     You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.










The date of this prospectus is October 3, 2003.

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                               TABLE OF CONTENTS

                                                                           Page
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FORWARD-LOOKING STATEMENTS....................................................1
RISK FACTORS..................................................................1
THE COMPANY...................................................................9
USE OF PROCEEDS...............................................................9
SELLING STOCKHOLDERS..........................................................9
PLAN OF DISTRIBUTION.........................................................10
LEGAL MATTERS................................................................12
EXPERTS......................................................................12
AVAILABLE INFORMATION........................................................12
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..............................13



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                          FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industry in which we operate and management's beliefs and assumptions. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements after we distribute this prospectus, whether as a result of new information, future events or otherwise.

                                 RISK FACTORS

     The purchase of our common stock involves investment risks. You should carefully consider the following risk factors, as well as the information under the heading "Forward-Looking Statements," together with the other information in this prospectus, before purchasing any of the shares. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected.

RISKS RELATED TO OUR BUSINESS

If we fail to keep pace with technological advances in our industry or if we pursue technologies that do not become commercially accepted, customers may not buy our products and our revenue may decline.

     The demand for our products can change quickly and in ways we may not anticipate because our industry is generally characterized by:

  o  rapid, and sometimes disruptive, technological developments;

  o  evolving industry standards;

  o  changes in customer requirements;

  o  limited ability to accurately forecast future customer orders;

  o  frequent new product introductions and enhancements; and

  o short product life cycles with declining prices over the life cycle of the product.

     If we fail to make sufficient investments in research and development programs in order to develop new and enhanced products and solutions, or if we focus on technologies that do not become widely adopted, new technologies could render our current and planned products obsolete, resulting in the need to change the focus of our research and development and product strategies and disrupting our business significantly.

The integrated circuit industry is intensely competitive, and our failure to compete effectively could hurt our revenue.

     The market for integrated circuits is intensely competitive and subject to rapid and disruptive technological change. We expect the intensity of competition to continue to increase as existing competitors enhance and expand their product offerings and as new participants enter the market. Increased competition may result in price reductions, reduced gross margins and loss of market share. We may not be able to compete successfully against existing or future competitors, which may hurt our revenue.

     The size and number of our competitors vary across our product areas, as do the resources we have allocated to the segments we target. Therefore, many of our competitors have greater financial, personnel,



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production capacity and other resources than we have in a particular market segment or overall. Competitors with greater financial resources may be able to offer lower prices, additional products or services or other incentives that we cannot match or offer. These competitors may be in a stronger position to respond quickly to new technologies and may be able to undertake more extensive marketing campaigns. They also may adopt more aggressive pricing policies and make more attractive offers to potential customers, employees and strategic partners. These competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties to increase their ability to gain market share.

     Further, some of our competitors are currently selling commercial quantities of products that we are sampling to our customers, that are still in the initial stages of development or that we may develop in the future. By being able to offer these products in commercial quantities before we do, our competitors can establish significant market share, acquire design wins in customer equipment programs and create a market position that we may be unable to overcome once we have completed development and testing of that product.

Joint ventures and other third-parties manufacture some of our products for us. If these manufacturers are unable to fill our orders on a timely and reliable basis, our revenue may be adversely affected.

     We currently manufacture our integrated circuits through a combination of internal capability, joint ventures and external sourcing with contract manufacturers. In the first three quarters of fiscal 2003, approximately 44% of our revenue was derived from integrated circuits manufactured at joint ventures or through other external sourcing arrangements, and we expect this percentage to increase over time. To the extent we rely on joint ventures and third-party manufacturing relationships, we face the following risks:

  o their inability to develop manufacturing methods appropriate for our products;

  o  that manufacturing costs will be higher than planned;

  o  that reliability of our products will decline;

  o  their unwillingness to devote adequate capacity to produce our products;

  o  their inability to maintain continuing relationships with our suppliers;
     and

  o the reduction of our control over delivery schedules and costs of our products.

     If any of these risks were to be realized, we could experience an interruption in supply or an increase in costs, which could delay or decrease our revenue or adversely affect our results of operations.

     We are in the process of reducing our owned manufacturing capacity. In the event of an increase in demand, failure to increase our manufacturing volumes or obtain capabilities from third parties may result in our not being able to meet customer demand for our products, which could hurt our relationships with our customers and result in our recording lower revenues than would be the case if we had greater manufacturing capacity.

A widespread outbreak of an illness such as severe acute respiratory syndrome, or SARS, could negatively affect our manufacturing, assembly and test, design or other operations, making it more difficult and expensive to meet our obligations to our customers, and could result in reduced demand from our customers.

     A widespread outbreak of an illness could adversely affect our operations as well as demand from our customers. A number of countries in the Asia/Pacific region have experienced outbreaks of SARS. As a result of outbreaks such as these, businesses can be shut down temporarily and individuals can become ill or quarantined. We have manufacturing and back-office operations in Singapore, assembly and test and back-office operations in Thailand and design operations in China, countries where outbreaks of SARS have occurred. If our operations are curtailed because of SARS or other health issues, we may need to seek alternate sources of supply for manufacturing or other services and alternate sources can be more expensive. Alternate sources may not be available or may result in delays in shipments to our customers, each of which would reduce our profitability. In addition, a curtailment of



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our design operations could result in delays in the development of new products. If our customers' businesses are affected by SARS, they might delay or reduce purchases from us, which could reduce our revenues and profitability.

Our revenue and operating results may fluctuate because we expect to derive most of our revenue from semiconductor devices and the integrated circuits industry is highly cyclical, and because of other characteristics of our business, and these fluctuations may cause our stock price to fall.

     We expect to derive most of our revenue from the sale of integrated circuits. Because the integrated circuits market segment is highly cyclical, we may experience declines in our revenue that are primarily related to industry conditions and not our products. This industry has experienced significant downturns, often in connection with, or in anticipation of, excess manufacturing capacity worldwide, maturing product cycles and declines in general economic conditions.

     We focus primarily on winning competitive selection processes to develop products for use in our customers' equipment. These selection processes can be lengthy. After winning and beginning a product design for a customer, that customer may not begin volume production of their equipment for a period of up to two years, if at all. Due to this lengthy design and development cycle, we may experience delays from the time we begin incurring expenses until the time we generate revenue from our products. We have no assurances that our customers will ultimately market and sell their equipment or that such efforts by our customers will be successful. Thus, we may never generate any revenue from our products after incurring significant design and development expenditures.

     If we are not selected by a customer to provide a product, we may experience significantly lower revenue later, as compared to prior periods with more revenue from earlier design wins. In addition, sales of our products for specific customer projects often begin and end abruptly, so revenue may increase rapidly and later decrease just as quickly. The relative timing of the beginning and end of our sales and design processes can make our revenues less predictable.

     Fluctuations in our revenue or operating results could cause our stock price to decline, even if our results meet expectations. Further, stock prices in our industry have recently been highly volatile for reasons that sometimes are unrelated to the performance of the companies in the industry. These broad fluctuations could adversely affect our stock price.

Because many of our current and planned products are highly complex, they may contain defects or errors that are detected only after deployment in commercial applications, and if this occurs, it could harm our reputation and result in reduced revenues or increased expenses.

     Our products are highly complex and may contain undetected defects, errors or failures. These products can only be fully tested when deployed in commercial applications and other equipment. Consequently, our customers may discover errors after the products have been deployed. The occurrence of any defects, errors or failures could result in:

  o  cancellation of orders;

  o  product returns, repairs or replacements;

  o  diversion of our resources;

  o  legal actions by our customers or our customers' end-users;

  o  increased insurance costs; and

  o  other losses to us or to our customers or end-users.

     Any of these occurrences could also result in the loss of or delay in market acceptance of our products and loss of sales, which would harm our business and adversely affect our revenue and results of operations. We have



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from time to time experienced defects and expect to experience defects in the future. Because the trend in our industry is moving toward even more complex products in the future, this risk will intensify over time and may result in increased expenses.

Because our sales are concentrated on a limited number of key customers, our revenue may materially decline if one or more of our key customers do not continue to purchase our existing and new products in significant quantities.

     Our customer base is highly concentrated. Our top ten end-customers accounted for 59% of our revenue in the first three quarters of fiscal 2003. If any one of our key customers decides to purchase significantly less from us or to terminate its relationship with us, our revenue may materially decline. Because our strategy has generally been to develop long-term relationships with a few key customers in the product areas in which we focus and we have a long product design and development cycle for most of our products, we may be unable to replace these customers quickly or at all. We could lose our key customers or significant sales to our key customers because of factors beyond our control, such as a significant disruption in our customers' businesses generally or in a specific product line.

The demand for components in the communications equipment industry has declined in recent years, and we cannot predict the duration or extent of this trend. Our revenue will depend in part on demand for these types of components.

     We derive, and expect to continue to derive, a significant portion of our revenue from the sale of integrated circuits used in communications networks. Since early 2001, communications equipment makers have significantly reduced purchases of components for their products, including the components we sell. If demand for these components declines further, our revenues may be adversely affected.

If we fail to attract, hire and retain qualified personnel, we may not be able to develop, market or sell our products or successfully manage our business.

     In some of our fields of operation, there are only a limited number of people in the job market who possess the requisite skills. In the past we have experienced difficulty in identifying and hiring sufficient numbers of qualified engineers in many areas of our business as well as in retaining our current employees. The loss of the services of any key personnel or our inability to hire new personnel with the requisite skills could restrict our ability to develop new products or enhance existing products in a timely manner, sell products to our customers or manage our business effectively.

Because we are subject to order and shipment uncertainties, any significant cancellations or deferrals could cause our revenue to decline or fluctuate.

     We generally sell products pursuant to purchase orders that customers may cancel or defer on short notice without incurring a significant penalty. Cancellations or deferrals could cause us to hold excess inventory, which could adversely affect our results of operations and restrict our ability to fund our operations. If a customer cancels or defers product shipments, we may incur unanticipated reductions or delays in our revenue. If a customer refuses to accept shipped products or does not pay for these products in a timely manner, we could incur significant charges against our income, which could materially and adversely affect our operating results.

If we do not achieve adequate manufacturing utilization, yields, volumes or sufficient product reliability, our gross margins will be reduced.

     Because the manufacturing costs at our owned and joint venture manufacturing facilities are relatively fixed, efficient utilization of manufacturing facilities and manufacturing yields are critical to our results of operations. Some of our manufacturing facilities have been underutilized in recent periods, which has reduced our gross margins. Lower than expected manufacturing yields could impair our gross margins and delay product shipments.



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

     The manufacture of our products involves highly complex and precise processes, requiring production in highly controlled and clean environments. Changes in our manufacturing processes or those of our suppliers or contractors, or their inadvertent use of defective or contaminated materials, could significantly reduce our manufacturing yields and product reliability.

We have relatively high gross margin on the revenue we derive from the licensing of our intellectual property, and a decline in this revenue would have a greater impact on our net income than a decline in revenue from our integrated circuits products.

     The revenue we generate from the licensing of our intellectual property has a higher gross margin compared to the revenue we generate from the sale of our integrated circuits products. Although we have derived less than 7% of our total revenue in recent years from the licensing of intellectual property, a decline in this licensing revenue would have a greater impact on our profitability than a similar decline in revenues from the sale of our integrated circuits products.

If our customers do not qualify our products or manufacturing lines or the manufacturing lines of our third-party suppliers for volume shipments, our revenue may be delayed or reduced.

     Some customers will not purchase any of our products, other than limited numbers of evaluation units, until they qualify the manufacturing line for the product. We may not always be able to satisfy the qualifications. Delays in qualification may cause a customer to discontinue use of our products and result in a significant loss of revenue.

We conduct a significant amount of our sales activity and manufacturing efforts outside the United States, which subjects us to additional business risks and may adversely affect our results of operations due to increased costs.

     In the first three quarters of fiscal 2003, we derived approximately 80% of our revenue from sales of our products shipped to locations outside the United States. We also manufacture a significant portion of our products outside the United States and are dependent on international suppliers for many of our parts. We intend to continue to pursue growth opportunities in both sales and manufacturing internationally. International operations are subject to a number of risks and potential costs, which could adversely affect our revenue and results of operations, including:

  o our brand may not be locally recognized, which may cause us to spend significant amounts of time and money to build a brand identity;

  o  unexpected changes in regulatory requirements;

  o inadequate protection of intellectual property in some countries outside of the United States;

  o  currency exchange rate fluctuations;

  o  political and economic instability; and

  o  disruptions in international air transport systems.


We are subject to environmental, health and safety laws, which could increase our costs and restrict our operations in the future.

     We are subject to a variety of laws relating to the use, disposal, clean-up of, and human exposure to, hazardous chemicals. Any failure by us to comply with present and future environmental, health and safety requirements could subject us to future liabilities or the suspension of production. In addition, compliance with these or future laws could restrict our ability to expand our facilities or require us to acquire costly pollution control



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equipment, incur other significant expenses or modify our manufacturing processes. If additional contaminants are discovered or additional cleanup obligations imposed at these or other sites, we could be adversely affected.

We may be subject to intellectual property litigation and infringement claims, which could cause us to incur significant expenses or prevent us from selling our products. If we are unable to protect our intellectual property rights, our business and prospects may be harmed.

     Like other companies in the semiconductor industry, we are frequently involved in litigation regarding patent and other intellectual property rights. From time to time, we receive notices from third parties of potential infringement and receive claims of potential infringement when we attempt to license our intellectual property to others. Defending these claims could be costly and time consuming and would divert the attention of management and key personnel from other business issues. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement also might require us to enter into costly royalty or license agreements. However, we may be unable to obtain royalty or license agreements on terms acceptable to us or at all. In addition, third parties may attempt to appropriate the confidential information and proprietary technologies and processes used in our business, which we may be unable to prevent and which would harm our business and prospects.

We believe that financing has at times been difficult to obtain for companies in our industry and if we need additional cash to fund our operations or to finance future strategic initiatives, we may not be able to obtain it on acceptable terms or at all.

     We believe that lenders have at times been less willing to extend credit to companies in the telecommunications and semiconductor industries, making debt financing difficult to obtain. As described below under "Risks Related to Our Separation from Lucent Technologies--we are limited in the amount of stock that we can issue to raise capital because of potential adverse tax consequences," in connection with our spin-off from Lucent Technologies, we are restricted in our ability to issue stock in order to raise capital.

     If we are not able to obtain sufficient funds on acceptable terms, we may not have sufficient funds to take advantage of market opportunities or to finance future strategic initiatives, such as to fill any gaps which may arise in our product portfolio.

     We believe that our cash and cash equivalents will be sufficient to fund our operations until such time as we are able to generate sufficient cash internally to fund our operations. If, however, the market for our products is worse than we expect, we may need additional funds, without which we will have to reduce our expenditures, which may harm our business.

Because of differences in voting power and liquidity between the Class A common stock and the Class B common stock, the market price of the Class A common stock may be different from the market price of the Class B common stock.

     The Class B common stock has greater voting power per share for the election and removal of directors than the Class A common stock, and, as a result, some investors may prefer the Class B common stock as a means of investing in our company. The greater potential voting power may cause the Class B common stock to trade at a higher market price than the Class A common stock. On the other hand, the Class A common stock has historically had a higher daily trading volume than the Class B common stock. As a result, the Class A common stock may be more liquid than the Class B common stock and more attractive to investors, which may cause the price of the Class A common stock to be higher than the price of the Class B common stock.

The development and evolution of markets for our integrated circuits are dependent on factors over which we have no control. For example, if our customers adopt new or competing industry standards with which our products are not compatible or fail to adopt standards with which our products are compatible, our existing products would become less desirable to our customers and our sales would suffer.



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

     The emergence of markets for our integrated circuits is affected by a variety of factors beyond our control. In particular, our products are designed to conform to current specific industry standards. Our customers may not adopt or continue to follow these standards, which would make our products less desirable to our customers and reduce our sales. Also, competing standards may emerge that are preferred by our customers, which could also reduce our sales and require us to make significant expenditures to develop new products. To the extent that we are not able to effectively and expeditiously adapt to new standards our business will suffer.

Class action litigation due to stock price volatility or other factors could cause us to incur substantial costs and divert our management's attention and resources.

     In the past, securities class action litigation often has been brought against a company following periods of volatility in the market price of its securities. Companies in the integrated circuit industry and other technology industries are particularly vulnerable to this kind of litigation due to the high volatility of their stock prices. Accordingly, we may in the future be the target of securities litigation. Any securities litigation could result in substantial costs and could divert the attention and resources of our management.

We may effect a reverse stock split and if we do so, our stock price may decline after the reverse stock split.

     Our stockholders authorized a reverse stock split at our annual meeting in February 2003. If we effect a reverse stock split, we would reduce the number of outstanding shares of both our Class A and Class B common stock. With fewer shares outstanding, we would expect our stock price to increase. A higher stock price may make our common stock more attractive to institutional investors and may enhance the liquidity of our common stock. However, share prices of companies effecting reverse stock splits often decline and we cannot assure you that our stock price would not decline after a reverse stock split.

RISKS RELATED TO OUR SEPARATION FROM LUCENT TECHNOLOGIES

We are limited in the amount of stock that we can issue to raise capital because of potential adverse tax consequences.

     In June 2002, Lucent Technologies completed our spin-off by distributing to its stockholders all of our common stock it then owned. Under Section 355(e) of the Internal Revenue Code, Lucent will recognize a taxable gain on that distribution if there are one or more acquisitions of our stock representing 50% or more of our stock (by vote or value) and the stock acquisitions are part of a plan or series of related transactions that includes the spin-off. Any shares of our stock acquired within two years before or after the spin-off are presumed to be part of such a plan unless we can rebut that presumption. If an issuance of our stock causes the distribution to be taxable to Lucent under Section 355(e), we would be required to indemnify Lucent against that tax under our tax sharing agreement with Lucent.

     The shares of our Class A common stock issued in our initial public offering are considered to be part of a plan that includes the spin-off, and the shares of our Class A common stock that may be issued upon the conversion of our 6.5% convertible subordinated notes may also be considered to be part of a plan that includes the spin-off. Assuming that all of the convertible notes were converted, approximately 45% of our outstanding shares may be treated as acquired as part of such a plan.

     Treasury Regulations issued in April 2002 provide safe harbors that may be used to rebut the presumption that shares issued less than two years after the spin-off are part of a plan that includes the spin-off. However, the application of the safe harbors is not clear in many respects, and they might not be available to us for future share issuances. As a result, Section 355(e) limits our ability to issue shares to raise capital for at least two years after the spin-off. However, the safe harbors in these new Treasury Regulations generally provide that issuances of our stock pursuant to ordinary course employee compensation arrangements (such as employee stock purchase plans) will not be treated as acquisitions of our stock pursuant to a plan that includes the spin-off.



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Our historical financial information prior to the February 1, 2001 contribution to us of our business from Lucent may not be representative of our results as a stand-alone company and, therefore, may not be reliable as an indicator of our historical or future results.

     Our historical financial statements covering periods prior to February 1, 2001, may not be indicative of our performance as a stand-alone company. This is primarily a result of the three factors described below.

  o First, those financial statements reflect allocations, primarily with respect to general corporate expenses, research expense and interest expense, which may be less than the expenses we incur as a stand-alone company.

  o Second, those financial statements do not reflect significant changes that have occurred as a result of our separation from Lucent, including changes in how we fund our operations, conduct research and handle tax and employee matters.

  o Third, those financial statements include substantial revenue from sales to Lucent. This revenue may not reflect the pricing, volume or percentage of our sales we would have derived from Lucent if we had been a stand-alone company.

We could incur significant tax liabilities and payment obligations if Lucent fails to pay the tax liabilities attributable to Lucent under our tax sharing agreement.

     We have entered into a tax sharing agreement with Lucent that allocates responsibility for tax liabilities between them and us. Under U.S. federal income tax laws, Lucent and we are jointly and severally liable for Lucent's federal income taxes attributable to periods prior to and including Lucent's taxable year ended September 30, 2001. This means that if Lucent were to fail to pay the taxes attributable to it under the tax sharing agreement for those periods, we may be liable for all or any part of these liabilities.

Because the Division of Enforcement of the Securities and Exchange Commission is investigating matters brought to its attention by Lucent, our business may be affected in a manner we cannot foresee at this time.

     In late 2000, Lucent brought to the attention of the staff of the Securities and Exchange Commission matters relating to its recognition of revenue. Although Lucent has informed us that it has no reason to believe that the investigation by the Division of Enforcement of the Securities and Exchange Commission into these matters concerns our business and we are not aware of any reason why the investigation would affect us, it is possible that the results of the investigation may have an impact on us. Although the investigation could result in no action being taken by the Securities and Exchange Commission, if an action were taken and the investigation were found to concern our business, the action could result in monetary fines or changes in some of our financial and other practices and procedures that we are unable to foresee at this time. On February 27, 2003, Lucent announced that it had reached a tentative settlement with the Securities and Exchange Commission regarding these revenue recognition issues. To date, a final settlement agreement has not been executed, and there can be no assurances that a final settlement will be reached.



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

                                  THE COMPANY

     We provide advanced integrated circuit solutions for wireless data, high-density storage and multi-service networking applications. These solutions form the building blocks for a broad range of communications and computing applications. Integrated circuits are made using semiconductor wafers imprinted with a network of electronic components. They are designed to perform various functions such as processing electronic signals, controlling electronic system functions and processing and storing data.

     Our business operations are organized into two market-focused groups, Client Systems and Infrastructure Systems, that target the consumer communications and network equipment markets respectively. Each of these two groups is a reportable operating segment. The segments each include revenue from the licensing of intellectual property assigned to that segment. The Client Systems segment provides integrated circuit solutions for a variety of end-user applications such as hard disk drives and modems for computers, Internet-enabled cellular terminals and wireless local area networking. The Infrastructure Systems segment provides integrated circuit solutions to makers of high-speed communications systems. In addition, the Infrastructure Systems segment formerly provided optoelectronic components; however, we have sold these operations and have reflected them in our financial statements as discontinued operations.

     We were incorporated under the laws of the state of Delaware on August 1, 2000, as a wholly owned subsidiary of Lucent Technologies Inc. and became fully independent from Lucent on June 1, 2002. Our principal executive offices are located at 1110 American Parkway NE, Allentown, Pennsylvania 18109, and our telephone number at that location is (610) 712-1000.

                                USE OF PROCEEDS

     Agere will not receive any of the proceeds from the sale of shares by the selling stockholders. See "Plan of Distribution."

                             SELLING STOCKHOLDERS

     The following table sets forth (1) the number of shares of our Class A common stock owned by each of the selling stockholders as of September 15, 2003, which in each case represents beneficial ownership of less than 1% of the shares of our Class A common stock outstanding on that date; and (2) the number of shares of our Class A common stock registered for sale hereby. No estimate can be given as to the amount of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may offer all or some of the shares and because, to our knowledge, there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below.

                                                              Shares Beneficially          Number of Shares Registered For
Selling Stockholder (1)                                            Owned (2)                     Sale Hereby (2) (3)
-----------------------------------------------------------  ----------------------     -------------------------------------
ACT Enterprise Limited Partnership                                     965,379                            965,379
ACT 1999 Private Equity Limited Partnership                          1,879,040                          1,879,040
BancBoston Investments, Inc.                                           496,187                            496,187
Paul Costigan                                                          340,805                            340,303
Philip Curran                                                          340,303                            340,303
Vision Capital L.P.                                                    787,472                            787,472
Vision Extension L.P.                                                1,837,434                          1,837,434
Dresdner Kleinwort Wasserstein Limited                                 849,897                            849,897
Brian Murray                                                           340,303                            340,303
Powerscourt Nominees Limited                                            13,009                             13,009
Skerries Nominees Limited                                              340,094                            340,094
Street Capital Partners Limited Partnership                            644,030                            644,030
Brendan O'Flaherty                                                     170,941                            170,941
Other former Massana Limited stockholders (4)                          103,733                            103,733

(1) The selling stockholders have sole voting and investment power with respect to all shares of our Class A common stock shown as beneficially owned by them, subject to community property laws, where applicable.
(2) 1,768,034 shares issued to the selling stockholders, other than those identified in the table as the Other former Massana Limited stockholders, in connection with the acquisition of Massana Limited are being held in escrow to satisfy certain obligations in case of any claims by Agere for breach of certain warranties provided in the purchase agreement. All or a portion of the shares held in escrow may be sold to satisfy any obligations at the direction of the representative of these selling stockholders, which would reduce the beneficial ownership of each of these selling stockholders by his or her pro rata interest in the shares held in escrow that are sold. The shares held in escrow are included in the amounts shown in the table.
(3) This registration statement also covers any additional shares of Class A common stock that become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of outstanding shares of our Class A common stock.
(4) These stockholders, individually and in the aggregate, own less than 0.1% of Agere's outstanding Class A common stock.

     Each of the selling stockholders was a stockholder of Massana Limited immediately prior to Agere's acquisition of Massana Limited. Except as described in the next two sentences, none of the selling stockholders were officers or directors of Massana Limited prior to Agere's acquisition of Massana Limited. Brian Murray and Paul Costigan were directors of Massana Limited, and, together with Philip Curran, were directors of Massana International Limited, Massana Design Limited, Massana Research Limited and Massana Inc. Paul Costigan and Brendan O'Flaherty were administrators/directors of Massana Technologies S.L., and Brendan O'Flaherty was the secretary of Massana Inc. In addition, Elaine Robertson, John Flynn and Brendan Richardson served as directors of Massana Limited on behalf of Dresdner Kleinwort Wasserstein Limited, the ACT entities listed in the table above and the Vision entities listed in the table above, respectively. None of the selling stockholders are officers or directors of Agere.

     Dresdner Bank AG, an affiliate of Dresdner Kleinwort Wasserstein Limited, acts as an agent and a lender under a revolving credit facility with a wholly-owned, fully consolidated special purpose subsidiary of Agere. The credit facility is part of a securitization arrangement pursuant to which Agere and certain of its subsidiaries transfer accounts receivable to the special purpose subsidiary, and these accounts receivable secure the revolving credit loans to the special purpose subsidiary from certain financial institutions. Dresdner Bank AG and one other financial institution have commitments under the revolving credit facility pursuant to which they will lend ratably to the special purpose subsidiary up to $200 million should the primary lenders fail to make loans requested by the subsidiary. As of June 30, 2003, $146 million was outstanding under the revolving credit facility, which is scheduled to expire on October 1, 2004.

     Except as otherwise noted above, none of the selling stockholders has had a material relationship with Agere within the past three years other than as a result of the ownership of the shares or other securities of Agere.

                             PLAN OF DISTRIBUTION

Resales by selling stockholders

     Agere is registering the shares on behalf of the selling stockholders. Any or all of the selling stockholders may offer the shares from time to time, either in increments or in a single transaction. The selling stockholders may also decide not to sell all the shares they are allowed to sell under this prospectus. The selling stockholders will act independently of Agere in making decisions with respect to the timing, manner and size of each sale.

Costs and commissions

     Agere will pay all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will pay all brokerage commissions, discounts and other expenses, if any, relating to the sale of shares.

Types of sale transactions

     The selling stockholders will act independently of Agere in making decisions with respect to the timing, manner and size of each sale.

     The selling stockholders may sell the shares described in this prospectus directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling stockholders may also transfer, devise or gift these shares by other means not described in this prospectus. As a result, pledgees, donees, transferees or other successors-in-interest that receive such shares as a gift, partnership distribution or other transfer may offer shares covered by this prospectus. In addition, if any shares covered by this prospectus qualify for sale pursuant to Rule 144 under the Securities Act, the selling stockholders may sell such shares under Rule 144 rather than pursuant to this prospectus.

     The selling stockholders may sell the shares from time to time in one or more transactions:

  o  at fixed prices that may be changed;

  o  at market prices prevailing at the time of sale;

  o  at prices related to such prevailing market prices; or

  o  at negotiated prices.

     The selling stockholders may offer the shares in one or more of the following transactions (which may include block trades and crosses):

  o on any national securities exchange or quotation service on which the Class A common stock may be listed or quoted at the time of sale, including the New York Stock Exchange;

  o  in the over-the-counter market;

  o  in privately negotiated transactions;

  o  through put or call options;

  o  by pledge to secure debts and other obligations;

  o  by a combination of the above methods of sale; or

  o  to cover short sales.

     In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate in the resales. The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, and in connection with those transactions, broker-dealers or other financial institutions may engage in short sales of our Class A common stock. The selling stockholders also may sell shares short and deliver the shares to close out such short positions; provided that the short sale is made after the registration statement has been declared effective and a copy of this prospectus is delivered in connection with the short sale. The selling stockholders also may enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the shares, which the broker-dealer or other financial institution may resell pursuant to this prospectus. The selling stockholders also may loan or pledge the shares to a broker, dealer or other financial institution, and upon a default, the broker, dealer or other financial institution may effect sales of the loans or pledged shares pursuant to this prospectus.

     The selling stockholders and any underwriters, broker-dealers or agents that act in connection with the sale of the shares may be deemed "underwriters" within the meaning of the Securities Act. As underwriters, any profits on the resale of the shares sold by them while acting as principals and any compensation to be received by an underwriter, broker-dealer or agent could be deemed underwriting discounts or commissions under the Securities Act.

     To our knowledge, the selling stockholders have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

Indemnification

     The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of shares against certain liabilities, including liabilities arising under the Securities Act.

Prospectus delivery requirements

     Because a selling stockholder may be deemed an underwriter, the selling stockholder must deliver this prospectus and any supplements to this prospectus in the manner required by the Securities Act. This might include delivery through the facilities of the New York Stock Exchange in accordance with Rule 153 under the Securities Act.

Arrangements with broker-dealers

     Upon our being notified by the selling stockholders that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker-dealer, a supplement to this prospectus will be filed, if required, under Rule 424(b) under the Securities Act, disclosing relevant information regarding such arrangement.

                                 LEGAL MATTERS

     The validity of the shares offered hereby will be passed upon for us by Jean F. Rankin, Senior Vice President, General Counsel and Secretary of Agere. As of September 16, 2003, Ms. Rankin owned 56,475 shares of Class A common stock and restricted stock units and 2,034 shares of Class B common stock and had options to acquire 1,648,879 additional shares of Class A common stock.

                                    EXPERTS

     The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended September 30, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

     The prospectus constitutes a part of the registration statement on Form S-3, which we have filed with the Securities and Exchange Commission with respect to the Class A common stock offered hereby. This prospectus does not contain all of the information in the registration statement. For further information about us and our securities, see the registration statement and its exhibits. The registration statement and the exhibits to the registration statement, as well as the annual (containing audited financial statements), quarterly and current reports, proxy statements and other information we file with the Securities and Exchange Commission, may be read and copied at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Room 1024,

Washington, DC 20549. You can get information about the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains a Web site which provides online access to periodic reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission at the address http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     We "incorporate by reference" the information that we file with the Securities and Exchange Commission, which means that we are disclosing important information to you in those documents. The information incorporated by reference is an important part of this prospectus, and information that we subsequently file with the Securities and Exchange Commission will automatically update and supercede information in this prospectus and in our other filings with the Securities and Exchange Commission. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this document to the extent that a statement contained herein or in any subsequently filed document or report that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document. We incorporate by reference the documents listed below, which we have already filed with the Securities and Exchange Commission, and any future filings that we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than information furnished pursuant to Item 9 or Item 12 of any Current Report on Form 8-K):

     (a) Our Annual Report on Form 10-K for the fiscal year ended September 30, 2002, filed with the Securities and Exchange Commission on December 12, 2002.

     (b) Our Quarterly Report on Form 10-Q for the quarter ended December 31, 2002, filed with the Securities and Exchange Commission on February 10, 2003.

     (c) Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the Securities and Exchange Commission on May 8, 2003.

     (d) Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed with the Securities and Exchange Commission on August 7, 2003.

     (e) Our Current Reports on Form 8-K, filed with the Securities and Exchange Commission on May 21, 2003, January 31, 2003, January 17, 2003 and November 5, 2002.

     (f) The description of our Class A common stock contained in our registration statement on Form 8-A, filed on March 16, 2001, including any amendment or reports filed for the purpose of updating that description.

     You may request a copy of these filings and any exhibits specifically incorporated by reference in these filings at no cost by writing or telephoning us at the following address:

     Investor Relations
     Agere Systems Inc.
     c/o The Bank of New York
     P.O. Box 11082
     Church Street Station
     New York, New York  10286-1082
     (866) 243-7347



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